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                             May 12, 2022

       Mike Pykosz
       Chief Executive Officer
       Oak Street Health, Inc.
       30 W. Monroe Street, Suite 1200
       Chicago, Illinois 60603

                                                        Re: Oak Street Health,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 28,
2022
                                                            Response Dated
April 20, 2022
                                                            File No. 001-39427

       Dear Mr. Pykosz:

             We have reviewed your response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Reconciliations , page 75

   1. We have reviewed your response to our comment. Please provide more details for the differences between
Platform Contribution and Patient Contribution. For example tell us why you are excluding
cost of care expenses from Platform Contribution and not
                                                        excluding for Patient
Contribution. In addition, tell us why you use total revenues for one measure and capitated
revenues for the other measure.
 Mike Pykosz
Oak Street Health, Inc.
May 12, 2022
Page 2
2. Tell us your consideration in reconciling these measures to gross profit instead of loss from operations. Platform and Patient Contribution seem more closely related to gross profit instead of loss from operations. We do understand that gross profit is not a measure included on your income statement but we do not believe this prevents you from reconciling to gross profit.
       You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Dan Gordon,
Senior Advisor, at (202) 551-3486 with any questions.



FirstName LastNameMike Pykosz                                 Sincerely,
Comapany NameOak Street Health, Inc.
                                                              Division of
Corporation Finance
May 12, 2022 Page 2                                           Office of Life
Sciences
FirstName LastName